11017853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. D'Auria — (212) 276-2584
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

AFFIRMATION

I, Joseph R. D'Auria, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Morgan Stanley Distributors Inc., as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph R. D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me
this 28th day of February, 2011

Notary Public

DANIELLE SPADAVECCHIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6211751
Qualified in Queens County
My Commission Expires September 21, 2013

MORGAN STANLEY DISTRIBUTORS INC.
Table of Contents

This report contains * (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not required).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** for conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN STANLEY DISTRIBUTORS INC.

(SEC I.D. No. 8-45262)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Morgan Stanley Distributors Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distributors Inc. (the "Company"), a wholly owned subsidiary of Morgan Stanley, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

MORGAN STANLEY DISTRIBUTORS INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 11,935
Receivables:	
Distribution and shareholder servicing fees, net	1,211
Affiliates	66
Total receivables	1,277
Other	2
Total assets	$ 13,214

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings from affiliates	$ 2,577
Payables:	
12b-1 refunds payable to Funds	1,292
Brokers, dealers and clearing organizations	381
Other	122
Total payables	1,795
Total liabilities	4,372
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares, authorized and outstanding	-
Additional paid-in capital	4,100
Retained earnings	4,742
Total stockholder's equity	8,842
Total liabilities and stockholder's equity	$ 13,214

See Notes to Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTORS INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Distributors Inc. (the "Company"), a registered broker-dealer, is a wholly-owned subsidiary of Morgan Stanley (the "Parent"). The Company, a Delaware corporation, distributes shares of the Morgan Stanley Funds (the "Funds") which are sold primarily by Morgan Stanley Smith Barney LLC ("MSSB"), a majority owned subsidiary of the Parent. The Company obtains fees from such distribution activities in accordance with plans of distribution between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 ("12b-1"). The Company makes payments to selected broker-dealers, primarily MSSB, who in turn make payments to financial advisors who service shareholder accounts.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the potential outcome of litigation and other matters that affect the reported amounts in the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Substantially all of the Company's income and expenses relate to income earned and expenses allocated from the Company's Parent and affiliates.

Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balance consists primarily of intercompany funding from the Parent and other intercompany payables.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less and money market funds. They are primarily comprised of investments in money market funds sponsored by an affiliate, which are redeemable daily.

Financial Instruments and Fair Value

The Company's cash equivalents are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows:

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions of other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. (See Note 3) In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Distribution and Shareholder Servicing Fees, Net

Distribution fees and shareholder servicing fees from the Funds are based on a percentage of the monthly average of the daily net asset values of certain classes of shares of the Funds in accordance with distribution and shareholder servicing plans between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940. Distribution and shareholder servicing fees are reimbursed to the funds, and netted against distribution and shareholder services obtained, if the exceed contractual limits which are determined on an individual Fund basis. The Company reflects distribution and shareholder servicing receivable net of 12b-1 refunds payable to the Funds.

Brokers, Dealers and Clearing Organizations Payable

Payables to brokers, dealers and clearing organizations represent amounts due to external brokers who distribute the shares of the Funds to the public.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Note 3 – Fair Value Disclosure

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value of the respective money market funds. Such cash equivalents, totaling $11,934 as of December 31, 2010, are classified as Level 1, as defined in Note 2 above. There were no classifications between levels during the year. There were no other assets or liabilities measured by the Company at fair value.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Receivables - Distribution and shareholder servicing fees, net, Receivables – Affiliates, Payables – 12b-1 refunds payable to Funds, Payables – Brokers, dealers and clearing organizations and Payables – Other.

Note 4 - Subordinated Liabilities

The Company had a revolving subordinated loan agreement with the Parent which entitled it to borrow up to $250,000 on or before January 31, 2011. Borrowings would bear interest at a rate to be agreed upon by the Parent and the Company at the time of borrowing. There were no borrowings under this facility as of December 31, 2010. The subordinated loan agreement with the Parent has not been renewed.

Note 5 – Distribution and Shareholder Servicing Fees

At December 31, 2010, the Company netted $841 of 12b-1 refunds payable to each applicable Fund against the distribution and shareholder servicing fees receivable owed by that Fund to the Company. This resulted in 12b-1 refunds payable to Funds of $1,292 that do not satisfy the requirement of netting receivables and payables, since the Company only nets 12b-1 refunds payable up to the amount of 12b-1 fees receivable from each applicable Fund.

Note 6 – Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Parent's, specific capital and regulatory requirements.

The Parent's management believes effective risk management is vital to the success of the Parent's business activities. Accordingly, the Parent employs an enterprise risk management ("ERM") framework to integrate the diverse roles of the risk departments into a holistic enterprise structure, and to facilitate the incorporation of risk evaluation into decision-making processes across the Parent. The Parent has policies and procedures in place to identify, assess, monitor, and manage the significant risks involved in the activities of its business segments and support functions, as well as at the holding company level.

The cornerstone of the Parent's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Parent's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance, and transparency. The fast-paced, complex, and constantly-evolving nature of global financial services requires that the Parent maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Parent's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Risk Governance Structure

Risk management at the Parent requires independent company-level oversight, accountability of the Parent's business segments, and effective communication of risk matters to senior management and across the Parent. The nature of the Parent's risks, coupled with its risk management philosophy, informs the Parent's risk governance structure. The Parent's risk governance structure comprises the Board of Directors; the Risk Committee of the Board ("BRC") and the Audit Committee of the Board ("BAC"); the Firm Risk Committee ("FRC"); senior management oversight (including the Chief Executive Officer,

Chief Risk Officer, Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer); the Internal Audit Department and risk managers, committees, and groups within and across the Parent's business segments. A risk governance structure composed of independent but complementary entities facilitates efficient and comprehensive supervision of the Parent's risk exposures and processes.

Morgan Stanley Board of Directors. The Board has oversight for the Parent's ERM framework and is responsible for helping to ensure that the Parent's risks are managed in a sound manner. The Board has authorized the committees within the ERM framework to help facilitate its risk oversight responsibilities.

Board Risk Committee. The BRC, appointed by the Board, is comprised of non-management directors. The BRC is responsible for assisting the Board in the oversight of the Parent's risk governance structure; the Parent's risk management and risk assessment guidelines and policies regarding market, credit and liquidity, and funding risk; the Parent's risk tolerance; and the performance of the Chief Risk Officer. The BRC reports to the full Board on a regular basis.

Board Audit Committee. The BAC, appointed by the Board, is comprised of independent directors (pursuant to the Parent's Corporate Governance Policies and applicable New York Stock Exchange ("NYSE") and SEC rules, is responsible for oversight of certain aspects of risk management, including review of the major operational, franchise, reputational, legal and compliance risk exposures of the Parent and the steps management has taken to monitor and control such exposure, as well as guidelines and policies that govern the process for risk assessment and risk management. The BAC reports to the full Board on a regular basis.

Firm Risk Committee. The Board has also authorized the FRC, a management committee appointed and chaired by the Chief Executive Officer, that includes the most senior officers of the Parent, including the Chief Risk Officer, Chief Legal Officer and Chief Financial Officer. The FRC's responsibilities include oversight of the Parent's risk management principles, procedures and limits, and the monitoring of capital levels and material market, credit, liquidity and funding, legal compliance, operational, franchise and regulatory risk matters and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The FRC reports to the full Board, the BAC and the BRC through the Parent's Chief Risk Officer.

Chief Risk Officer. The Chief Risk Officer, who reports to the Chief Executive Officer and the BRC overseas compliance with Parent risk limits; approves exceptions to the Parent's risk limits; reviews material market, credit, and operational risks; and reviews results of risk management processes with the Board, the BAC and the BRC, as appropriate. The Chief Risk Officer also coordinates with the Compensation, Management Development and Succession Committee of the Board to evaluate whether the Parent's compensation arrangements encourage unnecessary or excessive risk-taking and whether risks arising from the Parent's compensation arrangements are reasonably likely to have a material adverse effect on the Parent.

Internal Audit Department. The Internal Audit Department provides independent risk and control assessment and reports to the BAC and administratively to the Chief Legal Officer. The Internal Audit Department examines the Parent's operational and control environment and conducts audits designed to cover all major risk categories.

Independent Risk Management Functions. The independent risk management functions (Market Risk, Credit Risk, Operational Risk, and Corporate Treasury departments) are independent of the Parent's business units. These groups assist senior management and the FRC in monitoring and controlling the Parent's risk through a number of control processes. Each function maintains its own risk governance structure with specified individuals and committees responsible for aspects of managing risk

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes and combined state taxes are offset with all other intercompany balances with the Parent. The tax related liability included in the intercompany balances with the Parent at December 31, 2010 was $528.

Deferred income taxes reflect the net tax effect of the temporary differences between the financial reporting and tax basis of assets and liabilities. There were no deferred taxes recorded as of December 31, 2010.

Income Tax Examinations

The Company, through its inclusion in the return of Morgan Stanley, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in states in which Morgan Stanley has significant business operations, such as New York. During 2010, the IRS concluded the field work portion of their examinations on issues covering tax years 1999-2005. Additionally during 2010, Morgan Stanley reached a conclusion with the New York state and New York city tax authorities on issues covering years 2002 – 2006. The Company periodically assesses the likelihood of assessments in each of the taxing jurisdictions resulting from current and subsequent years' examinations. The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The following are the major tax jurisdictions in which the Parent and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 8 - Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under the SEC's Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company's Net Capital was $8,535, which was $8,285 in excess of its required minimum net capital.

Note 9 – Morgan Stanley Transaction with Invesco Ltd.

On October 19, 2009, Morgan Stanley entered into a definitive agreement to sell substantially all of its retail asset management business, operating under both the Morgan Stanley and Van Kampen brands, to Invesco Ltd. ("Invesco") in a stock and cash transaction valued at $1.4 billion (the "Transaction"). This Transaction was closed on June 1, 2010. As a result, at the time of closing of the Transaction, the Company terminated its associated distribution and shareholder servicing agreements with the applicable Morgan Stanley funds, and also its associated selling agreements in place between the Company and its affiliated and external dealers related to such funds.

Note 10 – Subsequent Event

The Company has performed its evaluation of subsequent events through the issuance date of the statement of financial condition. Except as disclosed elsewhere in the statement of financial condition, no events were discovered that required disclosure or adjustment to the statement of financial condition.

****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Morgan Stanley Distributors Inc.
522 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the statement of financial condition of Morgan Stanley Distributors Inc. (the "Company") as of December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on the statement of financial condition), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP